



03029140

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations


SEC MAIL PROCESSING
RECEIVED
AUG 06 2003
WASH. D.C. 155 SECTION

Date July 29, 2003
Direct phone +31 23 546 32 38
Direct fax +31 23 546 39 12
E-mail r.de.meel@hq.vnu.com
Subject **ADR file nr. 82-2876**

Dear Sirs,

SUPPL

Please find enclosed the following press releases:

- **VNU to increase its 28% interest in Romanian directories company Pagini Aurii to 85%**

With kind regards,
VNU bv

Rob de Meel
SVP

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

dlw 8/11



ADR file 82-2876

Press release

Date July 29 , 2003

VNU TO INCREASE ITS 28% INTEREST IN ROMANIAN DIRECTORIES COMPANY PAGINI AURII TO 85%

Haarlem, The Netherlands - VNU nv today announced that its business group VNU World Directories has reached an agreement to increase its interest in the Romanian directories company Pagini Aurii from 28% to 85% for USD 24 million. Pagini Aurii sa, based in Bucharest, is the leading telephone directories publisher in Romania.

Pagini Aurii started its operations in 1998 in cooperation with the other major shareholder, Romtelekom. It publishes 41 directories ('White Pages' and 'Yellow Pages') with an annual circulation of over 2.0 million copies. The company also distributes its directory information via the Internet and CD-ROM. Pagini Aurii currently employs 280 people.

Ed Penninx, CEO of VNU World Directories, said: "This transaction is consistent with VNU's strategy and demonstrates VNU's ongoing commitment to solidifying its market leading positions in the worldwide directories businesses. Pagini Aurii is a solid growth company in Romania and fits well within the strategic framework of VNU."

The transaction has been submitted for approval to the relevant Romanian authorities.

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 4.3 billion in 2002. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00



information and media company



MARKETING INFORMATION



MEDIA MEASUREMENT & INFORMATION



BUSINESS INFORMATION



Welcome to our information and media company

VNU is a global information and media company with leading market positions and globally recognized brands in four core segments: marketing information, media measurement and information, business information and directory publishing. The company's 'must have' business-to-business information and industry expertise combine to make businesses smarter all over the world.

VNU is the world's leading market research company. We measure retail sales of consumer packaged goods, and study consumer attitudes and behavior to give our clients a competitive edge in today's fast-moving, complex marketplace. Our vast store of retail and consumer information, combined with our advanced analytical capabilities, yields valuable insights that help clients improve brand performance, develop and launch new products, and identify new marketing opportunities.

VNU is also the world's leading provider of media and entertainment information. We measure audiences for television, motion pictures, radio, print, the Internet, and other major media; track CD, video, DVD and book sales, and monitor where and how advertising money is being spent. Using this information, our software and solutions help media owners, agencies, advertisers and retailers plan and optimize their marketing activities.

VNU Business Information delivers news and vital information to help busy professionals stay on top of industry issues and make critical business connections. In the Unites States and Europe, we offer more than 140 print publications, 150 trade shows and other business events, and numerous websites, each targeted to specific industry groups.

VNU World Directories helps businesses – large and small – to connect with customers. We offer information and advertising through 150 telephone books and 'yellow' pages directories in seven countries. These directories are available in print, on-line and in mobile formats, giving millions of people access to their local marketplace.

VNU employs some 38,000 people worldwide, and is active in more than 100 countries.
Around half of our EUR 4.3 billion in total revenues is generated in North America.
VNU is based in Haarlem, The Netherlands, with headquarters on two locations: Haarlem and New York. Two members of the Executive Board - Chairman and CEO Rob van den Bergh, and Michael Connors - are based in New York. Frans Cremers, member of the Executive Board and CFO of the company, is based in Haarlem.
Shares VNU nv are listed on Euronext Amsterdam stock exchange, and the company is part of the AEX index of leading Netherlands-based stocks.

More than five years ago, we set out to transform VNU. Back then, we were primarily a media and publishing company, with limited geographic reach and a focus on consumer information.

Today, VNU is, first and foremost, a business information company

Our portfolio now features some of the strongest brands in marketing and media information, and our media assets – which include trade magazines, websites, trade shows and directories – are also leaders in their fields.

Transformed over the last five years, VNU has become a global provider of 'must have' business information, the kind of information companies rely on to run their operations and make better decisions every day.

Our major objective is to create new and more profitable products and services that deliver even more insights, value and solutions to the industries we serve.

VNU, with its rebalanced portfolio of leading information and media brands, delivered strong results in 2002, demonstrating that our transformation strategy is successful and that our game plan is working.


retail measurement


consumer panel research


customized research


modeling & analytics

Marketing Information

VNU Marketing Information contributes to its clients' success worldwide by providing a better understanding of their markets. ACNielsen, which offers services in more than 100 countries, is the cornerstone of VNU's Marketing Information operations.

Our clients rely on ACNielsen's market research, analytical tools and professional services to evaluate their competitive performance, uncover new opportunities and raise the profitability of their marketing and sales campaigns. In short, ACNielsen answers such fundamental questions as: What is happening in the marketplace? Why is it happening? What is likely to happen next? What is the best route to growth?

Retail Measurement services generate the bulk of the Marketing Information group revenues. These syndicated services provide essential information on competitive sales volumes, market shares, distribution, pricing, merchandising and promotional activities to manufacturers and retailers of fast-moving consumer goods. Sales information, captured by checkout scanners or through in-store audits, is gathered from stores in more than 80 countries.

INSIGHTS INTO TODAY'S GLOBAL CONSUMERS

VNU'S MARKETING INFORMATION GROUP IS THE INDUSTRY LEADER IN MARKET RESEARCH > WE ADVISE ABOUT 9,000 CLIENTS, INCLUDING SOME OF THE MOST PRESTIGIOUS NAMES IN CONSUMER PRODUCT MARKETING > WE TRACK SALES IN 170,000 RETAIL OUTLETS > WE MEASURE PURCHASE BEHAVIOR IN 155,000 HOUSEHOLDS > WE CONDUCT HUNDREDS OF THOUSANDS OF CONSUMER INTERVIEWS EACH YEAR > WE ARE THE LEADER IN PRE-MARKET CONSUMER RESEARCH AND NEW-PRODUCT SALES FORECASTING <



'The Operating Leading Edge program integrates many essential elements of our business across Europe. Together, these provide unique technological and service advantages, helping our clients make better marketing decisions'

Martine Rooselaers
Head of Client Service Transition - ACNielsen Europe

Tim Kregor EVP Product Management, Strategy & Research - Spectra Marketing



'Innovation supported by integration is the key to success for Spectra Consumer Mix Modeling. We add insights on the behavior of consumers to traditional total market findings. This requires superior store-level data that ACNielsen contributes'

ACNielsen's worldwide Consumer Panel services provide marketers with key consumer insights in 22 countries, capturing actual consumer purchase information for over 155,000 households. The service provides insights into buying behavior across every outlet, from warehouse clubs to convenience stores and from supermarkets to mass merchandisers. The Consumer Panel in the United States, called Homescan, consists of approximately 61,500 households that use in-home hand-held scanners to record every bar-coded item purchased.

We offer insight in consumer behavior

Customized Research services, available in more than 60 markets, many of them in Asia Pacific, deliver information and insights about consumer attitudes and purchase behavior. Information is gathered through surveys, personal interviews, focus groups and on-line methodologies. ACNielsen BASES is the world's leading provider of pre-market consumer insights for marketers of consumer packaged goods.

Modeling & Analytics services transform basic information into advanced insights. These services deliver strategic and tactical recommendations that enable clients to optimize pricing, promotion, product mix, and media spending, among other marketing activities. Claritas provides Precision Marketing information. The company helps advertisers to determine certain characteristics of their potential and existing customers, for example, where they live and shop, what they buy and how best to reach them.
Spectra Marketing Systems provides manufacturers, retailers, and brokers in the consumer goods industries with consumer segmentation, data integration and retail intelligence.
Trade Dimensions serves over 90% of the consumer packaged goods industry.
Its directories and data services provide information used for locating stores and planning retailing environments. □

VNU, a true global powerhouse in business-critical information

Marketing Information

Retail Measurement	ACNielsen, TDLinx
Consumer Panel Research	Homescan, BASES, Claritas
Customized Research	ACNielsen, BASES, Market Decisions
Modeling / Analytics / Other	Homescan, Spectra, Claritas, BASES, TDLinx

Media Measurement & Information

Media Measurement	Nielsen Media Research
Internet Measurement	NetRatings
Entertainment Information	Nielsen EDI, Nielsen NRG, Nielsen BDS, Nielsen VideoScan, Nielsen BookScan, Nielsen SoundScan
Media Solutions	SRDS, Interactive Market Systems/MediaPlan, Marketing Resources Plus (MRP), Scarborough Research, PERQ/HCI

Business Information

Business Information	VNU Business Media USA	VNU Business Media Europe
Trade magazines	VNU Business Publications USA	VNU Business Publications UK, The Netherlands, Belgium, Germany, Spain, France, Italy Gruppo Pubblicità Italia Publicaciones Profesionales
Trade shows	VNU Expositions	Learned Information, Imark Bias Group Jaarbeurs Exhibitions & Media
On-line publications	VNU eMedia & Information Marketing	VNUnet; the other on-line activities are integrated into the VNU Business Publications units

Directories

Yellow pages / business	Belgium, Portugal, Ireland, South Africa, Puerto Rico, Romania, Netherlands
White pages / residential	Belgium, Portugal, Ireland, South Africa, Puerto Rico, Romania, Netherlands
On-line	Belgium, Portugal, Ireland, South Africa, Puerto Rico, Romania, Netherlands
Operator Assisted Services	Belgium, Portugal, Ireland, South Africa, Puerto Rico

TV audience & other media measurement

Internet audience measurement

box office results

tracking book, music & video sales

media planning & buying systems

Media Measurement & Information

ALL ABOUT AUDIENCES AND MEDIA CHOICES

VNU IS THE GLOBAL LEADER IN MEDIA MEASUREMENT, ENTERTAINMENT INFORMATION AND INTERNET MEASUREMENT > NIELSEN MEDIA RESEARCH MEASURES TV USAGE FOR ABOUT 107 MILLION U.S. HOUSEHOLDS > NIELSEN TV RATINGS ARE THE CURRENCY FOR USD 60 BILLION IN U.S. COMMERCIAL TV TRANSACTIONS > WE MEASURE THE VIEWING HABITS OF MORE THAN HALF THE WORLD'S POPULATION > AND PROVIDE INFORMATION ON 85% OF THE WORLD'S ADVERTISING SPENDING > NIELSEN// NETRATINGS COLLECTS DATA ON OVER 70% OF GLOBAL INTERNET ACTIVITY > NIELSEN EDI TRACKS BOX-OFFICE RECEIPTS FROM MORE THAN 50,000 MOVIE SCREENS <

▷ VNU is the global leader in Media Measurement, Internet Measurement, Entertainment Information, and Media Solutions.

Nielsen Media Research is the world's leading provider of Media Measurement and related services. In the United States, we estimate television audience size and demographics and report this and related information to a diverse client base that includes advertisers, advertising agencies, broadcast and cable networks, program syndicators, cable operators, and television stations.



Outside the United States, we offer a full range of services, including television and radio audience measurement, print readership and customized media research services. Nielsen Media Research is also the global leader in advertising information services. The company measures advertising expenditures, media placement and creative content in more than 30 of the world's leading advertising markets. Through a network of affiliates, coverage is extended to more than 70 countries, representing 85% of the world's advertising spending.

Through a 65% interest in NetRatings, VNU is the leading global source of information on Internet usage and behavior, measuring over 70% of the world's Internet population. These services are marketed under the Nielsen//NetRatings brand.

VNU's Entertainment Information services play a vital role in the motion-picture, home entertainment, music and publishing industries. Nielsen EDI, based in Hollywood, tracks box-office receipts from more than 50,000 movie screens in 14 markets, making it the leading provider of box-office information for the worldwide motion-picture industry. Another unit, Nielsen NRG, is Hollywood's leading market research and consulting firm, while the Nielsen ReelResearch business tests TV program and advertising material. Nielsen Broadcast Data Systems (BDS) is the leading provider of Music Airplay Monitoring services for the broadcast-music industry, tracking US and Canadian radio stations.
In the area of retail information, Nielsen SoundScan, Nielsen VideoScan and Nielsen BookScan provide services that track and report retail sales of audio and video entertainment products and books, respectively, to determine market shares and competitive merchandising activity.

We offer insight in media choices

The Media Solutions division offers a complete range of software, systems and tools for analyzing advertising data and planning media campaigns. The division includes SRDS, the leading provider of media rates and data to the US advertising industry; Interactive Market Systems (IMS), a leading provider of software solutions for media planning and analysis; Marketing Resources Plus (MRP), a provider of integrated broadcast and print planning and buying systems; PERQ/HCI, which provides media research and software analysis tools to the pharmaceutical industry; and Scarborough Research, the leading US provider of local market consumer information.

Malcolm Spry
EVP Group Operations - VNU Media Measurement & Information



'The integration of ACNielsen Media International and Nielsen Media Research, two long-separated corporate siblings, created a global leader in media measurement. It has enabled a consistent approach to technology and systems development worldwide'

One company, multiple brands


CLARITAS


TDLINX


Spectra
intelligent targeting™


ACNielsen BASES
See tomorrow, today.


ACNielsen


vnu


vnu expositions


vnu business publications


vnu business media


Gouden Gids


PAGINI AURII
GOLDEN PAGES


Páginas Amarelas, S.A.


Golden Pages™


Gouden Gids
Pages d'Or


Nielsen
Media Research


Nielsen//NetRatings


Nielsen
Entertainment


MRP
ims
PERQ/HCI
RESEARCH


SRDS

Markets and coverage

Austria
Belgium
Bulgaria
Cyprus
Czech Republic
Denmark
Finland
France
Germany
Greece
Hungary
Ireland
Italy
Luxembourg
Netherlands
Norway
Poland
Portugal
Romania
Slovakia
Slovenia
Spain
Sweden
Switzerland
Turkey
United Kingdom

Canada
Mexico
United States

Costa Rica
El Salvador
Guatemala
Honduras
Nicaragua
Panama
Puerto Rico

Argentina
Brazil
Chile
Colombia
Ecuador
Paraguay
Peru
Uruguay

Country VNU is active

Marketing Information

Media Measurement & Information

Business Information

Directories

Armenia
Azerbaijan
Belarus
Croatia
Estonia
Georgia
Kazakhstan
Kyrgyzstan
Latvia
Lithuania
Moldova
Russia
Ukraine

Bahrain
Egypt
Israel
Jordan
Kuwait
Lebanon
Oman
Pakistan
Qatar
Saudi Arabia
Un. Ar. Emirates

Algeria
Cameroon
Ghana
Ivory Coast
Kenya
Morocco
Nigeria
South Africa
Tanzania
Tunisia
Uganda

Australia
Bangladesh
China
Hong Kong
India
Indonesia
Japan
Malaysia
Nepal
New Zealand
Philippines
Singapore
South Korea
Sri Lanka
Taiwan
Thailand
Vietnam

Geographical breakdown revenues
4,275 million euro



11%
30%
53%
6%

Geographical breakdown total operating income
765 million euro



10%
26%
60%
4%

United States / Canada
The Netherlands
Other European countries
Other worldwide








News

trade magazines trade shows conferences on-line publications

SOURCE TO INDUSTRY NEWS AND EXPERTISE

IN THE U.S., WE PUBLISH 56 TRADE MAGAZINES > REACHING 1.8 MILLION BUSINESS PEOPLE > PLUS 25 DIRECTORIES REACHING 164,000 USERS > 52 TRADE EVENTS ATTRACTING 461,500 VISITORS > 102 CONFERENCES REACHING 65,000 PROFESSIONALS > 180 ELECTRONIC PRODUCTS REACHING 27 MILLION PEOPLE > IN EUROPE, WE PUBLISH SOME 70 TRADE MAGAZINES IN 7 COUNTRIES > ALL TOGETHER SOME 70 MILLION COPIES PER YEAR > EUROPEAN EXHIBITION REVENUES ARE GROWING > WE NOW ORGANIZE 20 LARGE EVENTS AND HAVE A 50% STAKE IN SOME 100 TRADE EXHIBITIONS <

Business Information

VNU is one of the largest providers of integrated business-to-business information. The group conducts business in seven European countries, the United States and Brazil. Connecting customers – buyers, sellers, subscribers and attendees – in a variety of industries, we provide news and business expertise through printed trade magazines and annual directories, via the Internet and through direct personal contact at trade shows and related exhibitions and conferences.

Revenues from publishing activities consist principally of revenues from advertising, conferences, licensed content, subscriptions and single-copy sales.

Trade publications such as Successful Meetings in the United States and Computing in the United Kingdom generate virtually all of their revenues from advertising in their publications, which are distributed by controlled circulation (free of charge) and targeted at niche markets. Other trade publications such as The Hollywood Reporter in the United States and Computeractive in the United Kingdom rely on revenues from direct sales, as well as annual subscriptions from industry participants.

We receive virtually all of our trade show-revenues from the sale of booth spaces, attendee registration fees and sponsorship revenues.



'Working closely with the Marketing Information companies enables our Retail & Food publications to provide readers with 'must have', exclusive editorial content to better run their businesses, while our Marketing Information units gain strategic, high-profile media exposure'

Don Longo
Associate Publisher/Editor-in-Chief of Retail Merchandiser

VNU Business Publications USA publishes 56 magazine titles. These magazines reach 1.8 million business people. Well-known periodicals include Billboard, Adweek, Architecture, Commercial Property News, Hospitality Design, Successful Meetings, Business Travel News, Restaurant Business, and National Jeweler.

VNU Business Media Europe is one of Europe's leading IT publishers with magazines that target both the business and the consumer reader. We publish approximately 70 business publications, which cover a range of subject areas, including computer information, electronics, finance, management and career development. Leading business publishing titles are Intermediair (career development), Computable and Management Team in The Netherlands, Computing, IT Week, Accountancy Age and Computeractive in the United Kingdom, and PC Professionell in Germany.

Juliet Parker
Director European Publishing Unit - VNU Business Media Europe



'We developed a radically new, integrated and agile approach on publishing IT specials. Our locally-supported, central publishing unit now produces high-value, low-cost content just once, publishing it simultaneously in seven European countries under different VNU-brands'

Exhibitors at our 52 trade shows include manufacturers and suppliers of a wide range of products and services. Attendees are principally comprised of retailers, distributors and large-volume end users of exhibitors' products and services. VNU Expositions' trade shows facilitate the buying and selling of existing products and the promotion and launch of new products. Its conferences deliver must-have business information and networking opportunities to industry leaders and decision-makers.

VNU eMedia & Information Marketing manages the websites, electronic products, digital assets and audience marketing of the print publications in the US. More than 180 electronic products are produced. ▭

We offer insight

in marketplaces

> VNU World Directories produces business and residential telephone directories in print, cd-rom, and on-line formats. The Directories group is the market leader in each of the seven countries where it is present. The audience for these directories is highly attractive to local and national advertisers.

Primary products include 'yellow pages' classified directories, 'white pages' alphabetical telephone directories and business-to-business directories. In addition, the group offers various electronic and other directory products including directories on cd-rom, directories on the Internet, operator-assisted audio directories, printed fax directories and tourist/visitor directories.

Ian Byrne
Managing Director Golden Pages



'Golden Pages clearly benefits from being fully owned by VNU. We now have access to considerable benchmarking and industry expertise. We can also provide our people with opportunities for international exposure and further career development'



business directories



residential phonebooks



on-line directories



mobile access

EVERY HOME AND BUSINESS WITHIN REACH

OUR DIRECTORIES SERVE OVER 625,000 ADVERTISERS > WITH OVER 150 BUSINESS AND RESIDENTIAL DIRECTORIES > PRINTING ABOUT 40 MILLION COPIES A YEAR >

WE PRODUCE MORE THAN 2 MILLION ADVERTISEMENTS FOR OUR CLIENTS > 8 OUT OF 10 RENEW AND INCREASE THEIR ADVERTISING EACH YEAR > THE PRINTED DIRECTORIES ARE REFERRED TO MORE THAN 650 MILLION TIMES A YEAR > TO FIND BUSINESSES, ADDRESSES, PHONE NUMBERS AND MORE > OUR INTERNET DIRECTORIES CARRYING THE LOCAL YELLOW PAGES BRAND HAVE ANNUAL PAGE VIEWS THAT EXCEED 300 MILLION <

With recognized brands such as Golden Pages, Gouden Gids, Pages d'Or, Páginas Amarelas and Pagini Aurii, and an extensive sales and marketing network, VNU World Directories is a leading directory company in Ireland, The Netherlands, Belgium, Portugal, Puerto Rico, South Africa and Romania. The individual companies of VNU World Directories are organized by country because of the local nature of their business and the specific relationships they hold within their markets.

The group derives the major proportion of its revenues from advertisements in its print directories. Many advertisers see directory advertising as a necessary feature of their marketing campaign, and consider it 'must have' exposure for their businesses. This loyal advertiser base historically has annual renewal rates of 75% to 85%.

The Internet is of critical importance to the future growth and development of this business. Growth can be best achieved by enlarging the footprint in both mature and emerging markets, and by leveraging synergies between print and on-line formats.



Businesses & Brands

Group	Activities	Products & Services
Marketing Information ACNielsen ACNielsen Retail Measurement ACNielsen Consumer Panel ACNielsen Customized Research ACNielsen BASES	Market research and market analysis based on retail information, consumer behavior, consumer profiles, test marketing	ACNielsen, Scantrack, MarketTrack, Retail Index, Modeling & Analytics, KnowledgeWorks, Spaceman, Priceman, Homescan, Homepanel, BASES, ACNielsen Market Decisions, ACNielsen Answers, Category Business Planner, Sales Management Planner, ACNielsen Consult, ACNielsen Online, ACNielsen Winning Brands, ACNielsen eQ
Spectra Marketing Systems Trade Dimensions Claritas (USA) Claritas (Europe) Solucient (36%)	Marketing support services including geodemographic information, lifestyle data of demographically balanced households, data analysis of client databases, consumer segmentation and targeting capabilities, database marketing	Claritas - PRIZM, iMark, ConsumerPoint, BusinessPoint, Spectra - InfiNet, Advantage, Enlighten, Trade Dimensions - TDLinx
Media Measurement & Information Media Measurement Division Nielsen Media Research	In the United States: television ratings and competitive advertising intelligence; outside the US: television and radio audience measurement, advertising information services, print readership and customized media research services	Nielsen Media Research, People Meters, Galaxy Explorer and Galaxy Navigator, NPOWER, MarketBreaks, eVIO, Star, Monitor Plus, Ad*Views, AdEx International, MediaPix, TVPix, Ad Dynamix, CabSat Asia, Media Index, Panorama
Internet Measurement Division NetRatings (65%)	Internet measurement and analysis	Nielsen//NetRatings, AdRelevance, @plan, WebRF, Analytical Services
Entertainment Information Division Nielsen EDI Nielsen ReelResearch Nielsen Broadcast Data Systems (BDS) Nielsen Retail Entertainment Information Nielsen National Research Group (NRG) Nielsen Entertainment Marketing Solutions (EMS)	Entertainment information including daily motion-picture box office results, information on music programming, 'point-of-sale' data of music, video/DVD and book retail sales and bibliographic data, creative testing of film, TV programming and advertising materials, on-line research services	Nielsen SoundScan, Nielsen BookScan, Nielsen VideoScan, Nielsen BookData, ReelResearch, Box Office Flash Figures Online (BOFFO), Robo A&R, Insight, FilmSource, CINESYS, BDS Realtime Suite, Whitaker Books in Print, TeleOrdering, Market Navigator
Media Solutions Division Interactive Market Systems (IMS) Marketing Resources Plus (MRP) Perq/HCI Research Scarborough Research (49%) SRDS	Media information including advertising expenditures, circulation figures, media planning and buying systems and software, healthcare data, local/regional/national consumer information	SmartPlus, PrintPlus, Brandfx, MediaPlan, WebRF, Advertising Source, Online Planning System, International Media Guides, Scarborough USA+, PRIME NExT, Stat Shop
Business Information VNU Business Media USA VNU Business Publications USA VNU Expositions VNU eMedia & Information Marketing	Business magazines, trade shows and conferences, sales and marketing, advertising, entertainment, music, design, training, incentives, food and beverages, gifts and merchandise, sports and apparel, jewelry, real estate and construction, and travel; these businesses are supported by comprehensive on-line and information marketing services	Magazine brands: Billboard, The Hollywood Reporter, Adweek, Brandweek, Mediaweek, National Jeweler, Successful Meetings, Business Travel News, Architecture, Contract, Commercial Property News, Restaurant Business, Convenience Store News; Expositions events: GlobalShop, Jewelers of America Show, Kitchen & Bath Industry Show, Hospitality Design, Medtrade, ShoWest, Outdoor Retailer, Action Sports Retailer
VNU Business Media Europe VNU Business Publications in Belgium, France, Germany, Italy, Spain, The Netherlands, United Kingdom; BIAS, imark Communications, Learned Information, Jaarbeurs Exhibitions & Media (50%)	Business and special interest magazines, trade shows and conferences and electronic information on information technology, recruitment market, management, media & marketing, finance, engineering, fashion, process automation, construction, chemical industry, agro & food industry	Magazine brands: Accountancy Age, Intermediair, Management Team, Computing, Computable, Computeractive, Computer Idea, Computer Magazine, IT Week, CRN, PC Actual, PCM, PCMagazine, PC Professionell, PC Expert, Personal Computer World, SVM, SVM Mac, Elettronica Oggi, Automazione Oggi, Pubblicità Italia, Anuncios, vnunet; Expositions events: BIAS, Construction Fair, VIV, Bulk & Powder, Microelettronica, Softworld, Projectworld, Project Leadership Conference
Directories Promedia Gouden Gids Golden Pages Páginas Amarelas (75%) Verizon Information Services (40%) Telkom Directory Services (33%) Pagini Aurii (28%)	Telephone and business directories, information services, Internet directories, hosting of websites and virtual web shops	Gouden Gids, Pages d'Or, Golden Pages, Páginas Amarelas, Pagini Aurii

○ = 1%   = 1,000 employees

Important client groups	Revenue share	Number of employees
Manufacturers and retailers of fast-moving consumer goods (FMCG), department stores, supermarkets, financial services, automotive, travel, computers, telecommunications, utilities, information technology, marketers, advertisers, media companies, pharmaceutical and related healthcare industries, mail-order companies, charities, durables	 EUR 1,979 million = 46%	 24,791 employees = 66%
Advertisers, advertising agencies, media planners, programmers, government agencies, media companies, broadcast television networks, cable networks, cable operators and satellite services, radio broadcasters, newspaper and magazine publishers, outdoor advertising, and Internet companies Advertisers, advertising agencies, media companies, content publishers, financial services, Internet marketers Motion-picture studios, theatrical marketing, distribution, production, home entertainment, motion-picture distributors, music labels, radio broadcasters, music/video/DVD/book retailers, book publishers, libraries, TV program developers, advertisers Advertisers, advertising agencies, publishing companies, radio and TV stations, pharmaceutical and related healthcare industries, sports teams/leagues, newspapers, Internet companies	 EUR 1,032 million = 24%	 7,834 employees = 21%
Professionals and advertisers in the fields of film, music, entertainment, architecture, photography, marketing, advertising, healthcare, incentives, training, sports and sports clothing, jewelry, gifts, real estate and construction, travel, food and beverage Professionals and advertisers in the fields of information technology, career, management, finance, engineering, process automation, media & marketing, fashion, construction, chemical industry, agro & food technology	 EUR 775 million = 18%	 2,863 employees = 8%
Advertisers with small and medium-sized businesses		

Sustainable growth

VNU believes in sustainability – both in its financial performance and in its relationships with key stakeholders. We aim to deliver high-value products to our clients and seek mutual benefit in our business relations, deliver consistent, profitable growth to our shareholders, and remain a good employer for our people.

With operations in some 100 countries worldwide, VNU is very much part of society

Our information products and services make VNU a vital part of several business value chains, and contribute to the sustainability of our clients' businesses. In a broader sense, our information and services make an important contribution to the economic and social development of local and global communities. We aim to achieve sustainable growth for VNU and the industries we serve, even as we strive to minimize the impact of our operations on the environment.

Social and environmental responsibility has always been an implicit part of VNU's activities. With operations at 250 sites in some 100 countries worldwide, VNU is very much part of society, and must behave in a socially responsible manner. We realize that public acceptance of our activities is necessary for our long-term success. In this regard, it is essential that our Business Principles are clearly visible to all our stakeholders.

VNU's eight principles on Business Integrity, Privacy, Openness, Stakeholder value, Our people, Labor conditions, Environment, and Society address the main issues concerning the company's sustainability.

Key Facts

Figures 2002

AMOUNTS X 1 MILLION	USD	EUR
Total revenues	3,996	4,275
Total operating income	715	765
Cash earnings*	423	452
Cash earnings per share (x1)	1.71	1.83

* earnings before goodwill amortization, impairment charges and extraordinary items

Figures per group

- Marketing Information
- Media Measurement & Information
- Business Information
- Directories

Total revenues



12%
18%
46%
24%

Total operating income



31%
32%
13%
24%

Employees 2002

Number of full-time employees at year-end is 37,590 (incl. proportional number at our 50% owned joint ventures)

- Marketing Information
- Media Measurement & Information
- Business Information
- Directories

per group



5%
8%
21%
66%

per region



19%
45%
36%

- The Americas
- Europe, Middle-East, and Africa
- Asia Pacific

all employees



53%
47%

top 450



19%
81%

- Male
- Female

Check www.vnu.com for the latest information about VNU

VNU Corporate Communications / Investor Relations
Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands
telephone +31 23 546 36 00 / e-mail: vnupr@hq.vnu.com

Design: Eden design & communication, Amsterdam
Photography: Reinier Gerritsen, Amsterdam, Eden design & communication, Amsterdam

Additional portrait photography: Steel Bokhof, Wilmette-USA / Jason Clarke Photography, Dublin / Todd France, New York.
Print: PlantijnCasparie Hilversum

June 2003
This document is made accordingly ISO 14001



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